UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70068

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avant-Garde Trading Securities

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 W. Monroe, Suite 845
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vrinda Arora	(212) 668-8700	varora@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David John Gompert _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avant Garde Trading Securities _____, as of 6/30 _____, 2 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

Notary Public _____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Statement of Financial Condition as of June 30, 2025
And
Report of Independent Registered Public Accounting Firm

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

For the year ended June 30, 2025

Contents

Financial Statements





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Prosperum Securities, LLC DBA Avant-Garde Trading Securities:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prosperum Securities, LLC DBA Avant-Garde Trading Securities (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2025.
Century City, California
August 19, 2025

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Statement of Financial Condition
As of June 30, 2025

ASSETS

Cash	$	31,974
Receivable from Broker Dealer		274,395
Securities, at fair market value		405
Other Assets		51,014
TOTAL ASSETS	$	357,788

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	53,314
Due to Parent		24,650
TOTAL LIABILITIES		77,964
MEMBER'S EQUITY		279,824
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	357,788

The accompanying notes are an integral part of this financial statement

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Notes to Financial Statement
As of and for the Year Ended June 30, 2025

1. Nature Of Operations and Summary of Significant Accounting Policies

Nature of Operations

Prosperum Securities, LLC DBA Avant Garde Trading Securities (the "Company"), is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation (SIPC). The Company is wholly-owned by Prosperum Fintech Holdings, LLC (the Parent Company"). The Company was admitted as a member of FINRA on September 25, 2018. The Company as a broker-dealer, performs various securities trading and brokerage activities. The trading and brokerage activities are provided through the Company's fully disclosed clearing agreement with APEX Clearing Corporation ("APEX").

Government and Other Regulation
The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statementhave been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Income taxes

The Company operates as a single member limited liability Company treated as a disregarded entity for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the members and no provision or liability for Federal Income and State Taxes is included in these financial statements.

Clearing Deposit

The Company is required to maintain a certain amount of cash on deposit with the Clearing Broker to cover any obligations that may arise from the Company. As of June 30, 2025, the Clearing Deposit held at APEX was $175,521 which is included on the Statement of Financial Condition as part of Receivables from Clearing Broker (see Note 9). Based on contractual obligations with the Clearing Broker, no additional funds have been requested to be held as a Clearing Deposit.

Receivable form Clearing Broker

The Company monitors the creditworthiness of its clearing broker on an ongoing basis and has not experienced any significant collection issues. No allowance for doubtful accounts has been recorded as management believes the receivable is fully collectible. (See Note 9)

Notes to Financial Statement
As of and for the Year Ended June 30, 2025

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statementin conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue recognition

In May 2014, FASB issued ASU 2014-09. Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using modified retrospective approach. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenue includes commission income and other income. The Company's customers buy and sell securities using the Company's platform. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the trade order is filled via the Company's platform by finding and contracting with a counterparty and confirms the trade with each customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. No deferred revenue would be applicable as of the end of the fiscal year. The other income of the Company is earned in the form of rebates.

Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extend any financial institution with which it conducts business is unable to fulfill its contractual obligations. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

2. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025, the Company had net capital of $228,749, which was $178,749 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness was 0.34 to 1.

Notes to Financial Statement
As of and for the Year Ended June 30, 2025

3. Member's Equity

For the fiscal year ended June 30, 2025, the Company had a net loss of $5,321. During the same fiscal period, the Parent contributed $80,000. The Parent is committed to funding operations as needed throughout the next fiscal year ending June 30, 2026 to maintain capital compliance.

4. Revenue

During the year, there were no customer concentrations in relation to the revenue earned.

5. Related Party

The Company has entered into an expense sharing agreement with the Parent Company on June 1, 2024 according to which the compensation, rent and technology expenses are shared between the Parent and the broker dealer. The total amount of expense incurred during the current fiscal year was $162,913 and the amount owed to the Parent on June 30, 2025 is $24,650. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties. The lease rental is not subject to ASU 842.

6. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statementin accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statementfor the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statementtaken as a whole.

7. Fair Value Measurement

The Company complies with FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and   liabilities in markets that are not active, and model derived prices whose inputs   are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Notes to Financial Statement
As of and for the Year Ended June 30, 2025

7. Fair Value Measurement (Continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities.

Assets	Fair Value		Level 1		Level 2		Level 3	
Options	$	405	$	405		-		-
Total Assets	$	405	$	405	$	-	$	-

Valuation of Securities at Fair Value - Valuation Techniques

Options
The Company values securities that are freely tradable and are listed on a national securities exchange at their last sales prices as of the last business day of the year.

8. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the Chief Executive Officer of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services (update name of segment) segment are the same as described in the organization and nature of business and summary of significant accounting policies.

9. Receivable from Clearing Broker

For the year ending June 30, 2025, the balance Receivable from Clearing Broker consist of the Company's Clearing deposit (see note 1), $69,804 of commissions, and $29,119 in a proprietary account.

10. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statementwere available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.